

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2019

Yossi Maimon
Chief Financial Officer
Protalix BioTherapeutics, Inc.
2 Snunit Street
Science Park
POB 455
Carmiel, Israel 20100

> **Re: Protalix BioTherapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 6, 2018**
> **Form 10-Q for the Quarterly Period Ended September 30, 2018**
> **Filed November 7, 2018**
> **File No. 001-33357**

Dear Mr. Maimon:

We have reviewed your December 27, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2018 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Consolidated Financial Statements
d. Revenue Recognition, page 8

1. We acknowledge your response to comment one. Please address the following as it relates to your determination that the performance obligations represented a single performance obligation since the license, clinical development and manufacturing and supply obligations were not distinct:

- how your statement on page 2 of your response that Chiesi was not granted any other rights to, or benefits from, the intellectual property is consistent with Section 2.1b of the agreements. The agreements appear to give Chiesi the right to use Protalix Technology as necessary to (i) seek and obtain Regulatory Approval for the Licensed Product in the Field in the Territory.
- why the license and research and development services, either alone or combined, are not capable of being distinct from the manufacturing services pursuant to ASC 606-10-25-19a. In this respect, the subcontracting and sublicensing rights in Section 2.4 and step-in rights in Section 3.2 of the agreements appear to indicate there may be available resources outside of the company that could provide the research and development services and supplies. Refer also to Example 56, Case B in ASC 606-10-55-371 through 55-372. In this regard, we note in Case A that an approved drug is provided in the contract with manufacturing services, for which no other promised goods or services are included in the contract, which appears to be contrary to the company's facts and circumstances.
- why the license and research and development services, either alone or combined, are not separately identifiable from the supply obligation and thus do not meet the criteria in ASC 606-10-25-19b. In this regard, it appears due to the subcontracting and sublicensing rights, the license and research and development services are not inter-related with the manufacturing services pursuant to ASC 606-10-25-21c. Refer also to Example 56, Case B, ASC 606-10-55-372A.

2. As it relates to your determination that revenue from the combined performance obligation should be recognized at a point in time upon the supply of the drug, please address the following:

- Your response states that you intend to recognize revenue at the point in time in which Chiesi achieves control over batches supplied. However, you also state that you will recognize revenue as product is delivered to Chiesi based on the quantity supplied compared to the forecasted quantity of the drug to be supplied over the term of the agreements, which would appear to be an over time measurement. Please clarify this apparent inconsistency. Please also explain how you intend to estimate the forecasted quantity of the drug to be supplied over the term of the agreements and how this estimate would be deemed to be a reasonable measure of progress considering the guidance in ASC 606-10-25-36.
- Your response states that Protalix will "start satisfying its performance obligation only upon supply of the drug after issuance of regulatory marketing approvals." Explain how you considered the contract duration guidance in ASC 606-10-25-3 which states that the guidance in this Topic should be applied to the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations. In this regard, it would appear that the enforceable rights and obligations under these contracts began at their effective dates, which was October 19,

2017 for the Chiesi Ex-U.S. Agreement and July 23, 2018 for the Chiesi U.S. Agreement. Accordingly, it is unclear to us why an over time measurement of your performance obligation would not be recognized over the entire contractual period.

- Explain how you considered the guidance in ASC 606-10-25-27(c) in determining whether your performance obligation is being satisfied over time. In this regard, address the following:
  - Clarify whether your performance under the contracts create an asset with alternative future use. In this regard, explain whether you are contractually restricted from developing pegunigalsidase alfa (PX-102) for your or any other entity's benefit as long as the Chiesi agreements are in effect.
  - Explain whether you have an enforceable right to payment for performance completed to date under the contracts. In this regard, it would appear that you would have the full right to the non-refundable upfront payments (at a minimum) even in the event that the drug does not receive regulatory approval and enter the commercialization phase.

You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202) 551-3426 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance